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                         June 21, 2024

       James W. Barge
       Chief Financial Officer
       Lionsgate Studios Corp.
       250 Howe Street, 20th Floor
       Vancouver , British Columbia V6C 3R8

                                                        Re: Lionsgate Studios
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 12, 2024
                                                            File No. 333-280132

       Dear James W. Barge:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              David E. Shapiro